SHOTSPOTTER, INC.

7979 Gateway Blvd., Suite 210
Newark, CA 94560

June 2, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C. 20549

Attn:                    Jan Woo, Legal Branch Chief

Matthew Derby, Staff Attorney

Christine Dietz, Assistant Chief Accountant

Frank Knapp, Staff Accountant

Re:                             ShotSpotter, Inc.

Registration Statement on Form S-1

File No. 333-217603

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, ShotSpotter, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) and declare the Registration Statement effective as of 5:00 p.m. Eastern time, on June 6, 2017, or as soon thereafter as possible. This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Cooley LLP, confirming this request. The Registrant hereby authorizes each of Jodie Bourdet, Robert Phillips, and Amanda Busch of Cooley LLP to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Jodie Bourdet of Cooley LLP, counsel to the Registrant, at (415) 693-2054, or in her absence, Robert Phillips at (415) 693-2020.

Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

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Sincerely,

ShotSpotter, Inc.

By:	/s/ Alan Stewart
Alan Stewart
Chief Financial Officer

cc:	Sonya Strickler, ShotSpotter, Inc.
Jodie Bourdet, Cooley LLP
Robert Phillips, Cooley LLP
Amanda Busch, Cooley LLP